SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF Nº. 01.545.826/0001-07

NIRE 35.300.147.952

Minutes of the Board of Directors’ Meeting

held on March 8, 2018

1.                  DATE, TIME AND PLACE: On March 8, 2018, at 8:00 a.m., at the headquarters of Gafisa at Av. das Nações Unidas 8.501, 19º andar, in the City and State of São Paulo, (“Company”).

2.                  CALL NOTICE AND ATTENDANCE: Members of the Board of Directors were duly summoned. All Board members attended the meeting; therefore, the instatement and approval of the quorum were verified.

3.                  COMPOSITION OF THE BOARD: Chairman: Odair Garcia Senra. Secretary: Adriana Farhat.

4.                  AGENDA: To approve the Stock Option Program 2018, attached hereto as Exhibit I and filed at the Company’s headquarters (“Program 2018”), in accordance with the Stock Option Plan approved at the Extraordinary Shareholders’ Meeting held on  June 18, 2008 and amended on January 29, 2018 (“Plan”).

5.                  RESOLUTIONS: The attending board members unanimously resolved on the following, without any reservations:

5.1.            Approval of the Stock Option Program 2018 (“Program 2018”), in accordance with the Stock Option Plan, approved at the Extraordinary Shareholders’ Meeting held on June 18, 2008, and amended on January 29, 2018 (“Plan”).

5.2.            In view of the Approval of the Program 2018, determine that the beneficiaries envisaged by this Program receive a copy of the draft of the Stock Option Grant Agreement to be signed individually with the Company according to the ratification of capital increase approved at the Board of Directors’ Meeting held on February 28, 2018 and authorize the Board of Executive Officers to practice all the acts necessary to implement the granting conferred by means of the Program 2018.

6.         CLOSING: With no further matters to be discussed, these minutes were drawn up, approved and signed by all members of the Board of Directors.

São Paulo, March 8, 2018.
Odair Garcia Senra	Cláudio José Carvalho de Andrade
Francisco Vidal Luna	Guilherme Affonso Ferreira
José Écio Pereira da Costa Júnior	Maurício Marcellini Pereira
Rodolpho Amboss	Adriana Farhat Secretary

Exhibit I to the Minutes of the Board of Directors’ Meeting of GAFISA S.A., held on March 8, 2018

STOCK OPTION PROGRAM 2018

The specific conditions of the Stock Option Program for 2018 (“Program”) are described below, according to the Company’s Stock Option Plan approved at the Extraordinary Shareholders’ Meeting held on June 18, 2008, and amended on January 29, 2018 (the “Plan”), and the individual conditions of each Beneficiary will be described in the Stock Option Grant Agreements (“Agreements”), which shall be executed with each Beneficiary.

1. Overall Volume: 6% of the Company’s capital stock, corresponding to two million, six hundred, eighty-five thousand, four hundred and seventy-four (2,685,474) common shares.

2. Beneficiaries: indicated in Exhibit 1 to this Program.

3. Distribution among Beneficiaries: in the form of a draft of Agreements, which shall be sent to each Beneficiary by Board of Executive Officers, as authorized by the Board of Directors.

4. Exercise Price: the Options Exercise Price is fifteen Reais (R$15.00) per share, corresponding to the issue price of the Company’s shares in the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, and ratified at the Board of Directors’ Meeting of February 28, 2018.

4.1. The amount of dividends and interest on equity per share, paid by the Company from the grant date until the date of effective exercise of Options, shall be deducted from Options Exercise Price to be paid by Beneficiaries.

4.2. The  Exercise Price shall be restated according to the variation of the General Price Index – Market (“IGP-M”) calculated by Getúlio Vargas Foundation, applied pro rata temporis, exponentially, from the grant until the date of payment.

5. Grace Period: Options may be exercised fully or partially as follows: 60% as of March 30, 2022; 20% as of March 30, 2023, and remaining 20% as of March 30, 2024.

6. Exercise Term: after elapsing the Grace Period as per item 5 above, the Options may be exercised, fully or partially, until March  30, 2025 (“Exercise Term”). The Options not exercised during Exercise Term will forfeit not entitled to any indemnification.

7. Method of Payment:  lump sum payment, upon subscription or acquisition (in case of treasury shares) of shares issued due to the exercise of Options.

8. Shares Acquired: the shares acquired or subscribed due to the exercise of Options shall be free and unencumbered for transfer at any time, from its acquisition or subscription, where applicable.

9. Preemptive Right: The disposal of shares acquired within the scope of this Grant shall occur in observance of the Company’s preemptive right, under equal conditions. In this case, the Company may appoint one or more third parties to exercise the stock option, Beneficiaries or not of the Plan, under same conditions.

10. Change of Control: All the Options shall have their Exercise Terms anticipated and may be exercised, fully or partially, within one hundred and eighty (180) days, if Beneficiary (Company’s Executive Officer) is demoted from his position at the Company or in the event of termination of employment contract or term of office of Beneficiary, without cause, by the Company’s initiative, within two (2) years as of: (a) any merger operation, share merger, incorporation, spin-off, or another form of the Company’s restructuring, if this is the remaining company or not, and by which the Company’s previous shareholders’ equity now represents an amount equal to or lower than fifty percent (50%) of the resulting Company’s shareholders’ equity (or the larger sized company, in the event of spin-off); (b) acquisition of interest corresponding to fifty percent (50%) or more of the Company’s capital stock, by one or more shareholders, controlled companies or entities, parent companies, associated companies, or under common control, or representing the same interest, whatever is the form of acquisition of such interest, whether in one or more operations; and (c) the Company’s dissolution.

11. Tender Offer: All the Options shall have their Exercise Terms anticipated and may be exercised, fully or partially, within one hundred and eighty (180) days if the Company holds a tender offer for acquisition of shares to result: (i) in the company going private; or (ii) a free float below 25% of its capital stock.

12. Termination of Beneficiary’s Employment Contract or Term of Office With Cause: in the event of Beneficiary’s termination of his employment contract or term of office with cause, all unexercised options will forfeit without indemnification, having or not elapsed the Grace Period.

13. Termination of Beneficiary’s Employment Contract or Term of Office Without Cause due to Voluntary Dismissal or Beneficiary’s Retirement: in the event of Beneficiary’s termination of his employment contract or term of office without cause due to Beneficiary’s request of resignation or retirement to end his relationship with the Company, the following provisions shall be observed: (i) the options the Grace Periods of which have not been elapsed yet will forfeit without any indemnification; and (ii) the Options the Grace Period of which has already elapsed may be exercised within thirty (30) days as of the event giving rise to the termination of employment contract or term of office of Beneficiary, or until the expiration of Term to Exercise the Options, if remains period lower than thirty (30) days.

14. Termination of Employment Contract or Term of Office Without Cause by the Company’s Initiative: except for the assumptions provided for in item 12 above, in the event of Beneficiary’s termination of employment contract or term of office  without cause by the Company’s initiative, the Beneficiary shall be entitled to the partial exercise of Options, proportionally to the time he remains at the Company, after present date. The Grace Period and the Options Exercise Term shall not be altered, and Beneficiary may exercise them pursuant to the provisions of items 5 and 6 above.

15. Beneficiary’s Decease or Permanent Disability: in the event of Beneficiary’s decease or permanent disability to perform his position at the Company, the rights deriving from all the Options, shall extend to his heirs and successors, who may exercise them within one hundred and eighty (180) days as of the date of death or permanent disability, even though respective Grace Period has not been elapsed yet. In this case, all shares shall be automatically free and unencumbered for disposal at any time.

*   *   *

Any doubts or discrepancies raised by the Company or Beneficiaries relating to the grants, subject-matter of this Program 2018 or any of their conditions shall be submitted to the Board of Directors, which shall have a term of ten (10) consecutive days to present its interpretation or solution to the case.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 12, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer